UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

EuroBancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

298716101
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 298716101	Schedule 13G/A	Page 2 of 6

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (entities only).

Placido Gonzalez Cordova
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Commonwealth of Puerto Rico
	5	Sole Voting Power

		1,977,746
Number of	6	Shared Voting Power
Shares
Beneficially		28,658
Owned by	7	Sole Dispositive Power
Each Reporting
Person With:		1,977,746
	8	Shared Dispositive Power

		28,658
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,006,404
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

10.47%
12	Type of Reporting Person

IN

CUSIP NO. 298716101	Schedule 13G/A	Page 3 of 6

(1)  Item 1.

(a)	Name of Issuer

EuroBancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices

State Road PR-1, Km. 24.5
Quebrada Arenas Ward
San Juan, Puerto Rico 00926
Item 2.

(a)	Names of Persons Filing

Placido Gonzalez Cordova

(b)	Address of Principal Business Office or, if none, Residence

State Road PR-1, Km. 24.5
Quebrada Arenas Ward
San Juan, Puerto Rico 00926

(c)	Citizenship

Commonwealth of Puerto Rico

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

298716101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP NO. 298716101	Schedule 13G/A	Page 4 of 6

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,006,404 shares of Common Stock

(b)	Percent of Class: 10.47%

(c)	Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 1,977,746

(ii)    Shared power to vote or to direct the vote: 28,658(1)

(iii)    Sole power to dispose or to direct the disposition of: 1,977,746

(iv)    Shared power to dispose or to direct the disposition of: 28,658(1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

(1)     These shares held by a family corporation for which Mr. Gonzalez serves as president.

CUSIP NO. 298716101	Schedule 13G/A	Page 5 of 6

Item 10.	Certification

Not Applicable.

CUSIP NO. 298716101	Schedule 13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	/s/ Placido Gonzalez Cordova
Placido Gonzalez Cordova